Exhibit (a)(11)

[NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION]

AstraZeneca Successfully Completes Tender Offer for MedImmune Shares

AstraZeneca PLC (“AstraZeneca”) today announced that it successfully completed its tender offer for all of the outstanding shares of common stock of MedImmune, Inc. (“MedImmune”).  The subsequent offering period for the offer expired at 12:00 midnight, New York City time, on Tuesday, June 5, 2007.  AstraZeneca Biopharmaceuticals Inc., a wholly owned subsidiary of AstraZeneca, purchased in the initial and subsequent offering periods of the offer a total of approximately 218,750,474 MedImmune shares (excluding shares tendered through notices of guaranteed delivery which have not to date been received), representing approximately 91.6% of the outstanding shares of MedImmune.

As previously announced, AstraZeneca expects to effect, without a vote or meeting of MedImmune’s stockholders, a short-form merger on or about June 18, 2007 to complete the MedImmune acquisition.  Following the merger, MedImmune will be an indirect wholly owned subsidiary of AstraZeneca.  In the merger, each of the remaining shares of MedImmune common stock (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by MedImmune, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 in cash per share, without interest, that was paid in the tender offer.  Following the merger, MedImmune’s common stock will cease to be traded on the NASDAQ Global Select Market.

-Ends-
June 6th 2007

AstraZeneca

Media Enquiries:

Steve Brown / Edel McCaffrey (London)	(020) 7304 5033/5034

Staffan Ternby (Sweden)	(8) 553 26107

Emily Denney (Wilmington)	(302) 885 3451

Analyst/Investor Enquiries:

Jonathan Hunt / Mina Blair / Karl Hård (London)	(020) 7304 5087/5084/5322

Staffan Ternby (Sweden)	(8) 553 26107

Ed Seage / Jorgen Winroth (US)	(302) 886 4065/(212) 579 0506

Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000

Richard Girling

Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000

Charlie Foreman

Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000

Phil Raper

MedImmune

Media Enquiries:

Jamie Lacey	301-398-4035

Analyst/Investor Enquiries:

Pete Vozzo	301-398-4358

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan